UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Under the Securities Exchange Act of 1934

PS Business Parks, Inc.
(Name of Issuer)

COMMON STOCK  $0.01 PAR VALUE
(Title of Class of Securities)
69360J 10 7 (CUSIP Number)

Steven M. Glick
701 Western Avenue
Glendale, California 91201-2397
                    (818) 244-8080
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                     August 23, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: Public Storage
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4.	SOURCE OF FUNDS: WC/OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 6,046,151
	8.	SHARED VOTING POWER: 0 Shares
	9.	SOLE DISPOSITIVE POWER: 6,046,151
	10.	SHARED DISPOSITIVE POWER: 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,046,151
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.80% (1)
14.	TYPE OF REPORTING PERSON: CO
(1) Percentage of class based on number of shares outstanding at July 29, 2013 of 24,380,571.

This Amendment No. 8 (“Amendment No. 8”) amends the Statement on Schedule 13D, dated November 16, 1995, as previously amended (the “Schedule 13D”), previously filed by Public Storage, Inc. (which is now named Public Storage).  Capitalized terms not defined herein have the meanings set forth in the Schedule 13D.

ITEM 2.                      Identity and Background.

Item 2 of this Schedule 13D is hereby amended and replaced in its entirety with the following:

This Schedule 13D is being filed by the Reporting Person, Public Storage (“PS”), with respect to shares of common stock (the “Shares”)  it beneficially owns in the Issuer, PS Business Parks, Inc. (“PSB”).

PS is a fully integrated, self-administered and self-managed Maryland real estate investment trust that primarily acquires, develops, owns and operates self-storage facilities.  PS is publicly traded on the New York Stock Exchange under the ticker symbol “PSA.”

The address of PS’s principal executive office is 701 Western Avenue, Glendale, California 91201-2349.

Information regarding the identity and background of PS’s trustees and executive officers is set forth in Appendix A attached to this Amendment No. 8.  All of its trustees and executive officers are citizens of the Unites States except Uri P. Harkham, who is a citizen of Australia.

During the last five years, neither PS nor, to its knowledge, any of its trustees, executive officers, or controlling persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended by adding the following:

All of the funds for the acquisition of the additional Shares that may be acquired, as described in Item 4 below, are expected to come from PS’s available cash-on-hand or, to the extent insufficient, from capital raising activities.

ITEM 4.                      Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby amended and replaced in its entirety with the following:

PS has owned a substantial equity interest in PSB since its formation in 1990.  The current Chief Executive Officer and Chairman of the Board of PS, Ronald L. Havner, Jr., has served as Chairman of the Board of PSB since 1998, and Gary E. Pruitt is a member of the Board of both PS and PSB.  PS owns 24.8% of the outstanding Shares.  PS also owns 7,305,355 of the outstanding common units of PS Business Parks, L.P.  PS has the option to redeem the common units it owns, and PSB, in turn, has the option of satisfying such redemption by issuing Shares.  If PS were to redeem the common units, and PSB elected to satisfy such redemption by issuing Shares, upon such redemption, PS would own 42.1% of the Shares. PS has no current plans to redeem the common units.

As part of its long-term investment in PSB, PS periodically evaluates opportunities to increase its ownership. PS has recently acquired additional Shares in the open market and expects to continue to do so from time to time, depending on market conditions and other factors.

ITEM 5.                      Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and replaced in its entirety with the following:

As of August 23, 2013, PS owned a total of 6,046,151 Shares.  Such Shares constitute approximately 24.8%, in the aggregate, of the total number of Shares outstanding on July 29, 2013 of PSB.  PS has sole voting power and sole dispositive power with respect to all of the Shares it owns.

PS purchased the following Shares of PSB in open market transactions during the past 60 days:

Purchase Date	No. of Shares	Price Per Share
8/7/2013	21,750	$72.7785
8/8/2013	23,600	$73.1592
8/9/2013	14,400	$73.4994
8/12/2013	20,300	$74.3385
8/13/2013	20,233	$73.7806
8/14/2013	12,209	$73.5570
8/15/2013	13,801	$72.6030
8/16/2013	20,300	$72.7136
8/19/2013	20,600	$71.5621
8/20/2013	20,170	$73.3802
8/21/2013	20,300	$72.8470
8/22/2013	16,582	$73.4987
8/23/2013	20,300	$74.1764

The number of Shares, if any, beneficially owned by each of PS’s trustees and executive officers is set forth on Appendix A attached to this Schedule 13D.  Unless otherwise indicated, each trustee and executive officer has the sole power to vote and the sole power to dispose of his or her Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2013

Public Storage

By: /s/ Steven M. Glick
Name: Steven M. Glick
Title: Senior Vice President

Appendix A

Name	Title	No. of Shares Beneficially Owned
Ronald L. Havner, Jr.	Chairman and Chief Executive Officer	217,584 (1)
John Reyes	Senior Vice President and Chief Financial Officer	3,928
David F. Doll	Senior Vice President and President, Real Estate Group	0
Candace N. Krol	Senior Vice President, Human Resources	0
Steven M. Glick	Senior Vice President, Chief Legal Officer and Corporate Secretary	0
Shawn Weidmann	Senior Vice President and Chief Operating Officer	0

Tamra Hughes Gustavson	Trustee	0
Uri P. Harkam	Trustee	0
B. Wayne Hughes, Jr.	Trustee	30,000 (2)
Avedick B. Poladian	Trustee	0
Gary E. Pruitt	Trustee	2,400 (1)
Ronald P. Spogli	Trustee	0
Daniel C. Staton	Trustee	0

(1)	Includes Shares which represent vested portion of Shares subject to an option under the Issuer’s employee and trustee stock option plans.

(2)	Includes 2,500 Shares owned as custodian for Skylar Hughes, his son.